

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K


SEC MAIL PROCESSING
RECEIVED
MAY 0 7 2002
WASH, D.C. 161 SECTION

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002

DECOMA INTERNATIONAL INC.
(Exact name of Registrant as specified in its Charter)

50 Casmir Court, Concord, Ontario, Canada L4K 4J5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F XX

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No XX

[If "Yes", indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

DECOMA INTERNATIONAL INC. (Registrant)

By: [signature]
R. David Benson
Executive Vice-President, Secretary and General Counsel

Date: May 6, 2002

C:\MyFiles\PublicCo\PressReleases\2002\May 6 2002 6KFiling.57.wpd

EXHIBITS

Exhibit 1	Press release issued May 6, 2002, respecting the financial results of the Registrant, including the unaudited consolidated financial statements for the first quarter ended March 31, 2002.

C:\MyFiles\PublicCo\PressReleases\2002\May 6 2002 6KFiling.57.wpd


DECOMA

PRESS RELEASE
DECOMA ANNOUNCES RESULTS FOR THE FIRST QUARTER OF 2002

Concord, Ontario, May 6, 2002... Decoma International Inc. **(TSX:DEC.A; NASDAQ:DECA)** today announced its financial results for the three month period ended March 31, 2002.

	Three Month Periods Ended March 31	
(millions of U.S. dollars, except per share figures)	2002	(restated) * 2001
Sales	$497.1	$444.1
Operating Income	$ 40.1	$ 33.8
Net Income	$ 23.9	$ 15.0
Diluted earnings per share	$ 0.27	$ 0.20
Diluted earnings per share, excluding other income**	$ 0.24	$ 0.20
Weighted average number of shares outstanding on a diluted basis *(millions)*	98.2	81.5

* *Restated for new accounting recommendations regarding foreign currency gains and losses. See note 3 to the unaudited interim consolidated financial statements.*

** *See note 9 to the unaudited interim consolidated financial statements.*

"It has been a solid quarter for Decoma. The momentum we established in 2001 has continued into 2002, with first quarter sales and earnings exceeding our initial projections," said Alan Power, President and Chief Executive Officer. "We are committed to sustained operating excellence throughout North America and Europe and believe we are firmly on track to strengthen our industry leading position within the automotive exteriors market."

Sales for the first quarter of 2002 were a record $497.1 million, an increase of 12% over the comparable period ended March 31, 2001. This increase was primarily generated by strong North American vehicle production volumes, new program launches and lighting sales from the Autosystems acquisition.

North American production sales grew by 20% to $341.6 million in the first quarter of 2002 compared to $284.2 million in the first quarter of 2001.

DECOMA INTERNATIONAL INC.

50 Casmir Court
Concord, Ontario
Canada L4K 4J5
voice: 905-669-2888
fax: 905-669-5075


DECOMA

During the first quarter of 2002, North American light vehicle production volumes were 4.1 million units, an increase of 4% over the first quarter of 2001 which contributed to the Company's sales growth. The increase in production sales was also driven by growth in average North American content per vehicle which increased 15% to approximately $84 in the first quarter of 2002 compared to $73 for the first quarter of 2001. The increase in content per vehicle during the quarter resulted from the acquisition of Autosystems in September 2001, new takeover business, content on programs that launched subsequent to the first quarter of 2001 and strong volumes on other high content production programs.

Western European vehicle production volumes were down 5% to 4.3 million units for the first quarter of 2002 compared to 4.5 million units for the first quarter of 2001.

European production sales were $119.8 million for the first quarter of 2002 compared to $119.6 million for the first quarter of 2001. European content per vehicle increased 4% to $28 from $27 in the first quarter of 2001.

Tooling sales, on a global basis, were $35.7 million in the first quarter of 2002 compared to $40.3 million for first quarter of 2001, primarily due to the timing of European tooling sales.

Operating income in the first quarter of 2002 grew by 19% to $40.1 million compared to $33.8 million in the first quarter of 2001. This improvement in operating income compares favourably to a 12% increase in total sales.

Net income for the first quarter of 2002 increased 59% to $23.9 million compared to $15.0 million in the first quarter of 2001. The improvement in first quarter net income is primarily attributable to higher operating income, lower interest costs and other income on the disposition of a non-core North American operating division.

For the first quarter of 2002 diluted earnings per share increased to $0.27 compared to diluted earnings per share of $0.20 for the first quarter of 2001. Excluding other income, diluted earnings per share for the first quarter of 2002 were $0.24, an increase of 20% compared to the three month period ended March 31, 2001. The increase in earnings per share during the quarter arose despite a 16.7 million increase in the weighted average number of diluted shares outstanding and is due to the substantial increase in net income in the first quarter of 2002 compared to the first quarter of 2001.

During the first quarter of 2002, cash generated from operations and proceeds from dispositions less capital spending and dividends was $25.8 million compared to $11.8 million for the three months ended March 31, 2001. Capital spending during the quarter totaled $14.7 million.

On May 6, 2002 Decoma announced that its Board of Directors declared a quarterly dividend in respect of the first quarter of 2002 of $0.05 per share on Class A Subordinate Voting and Class B Shares payable on June 14, 2002 to shareholders of record on May 30, 2002. This dividend is in addition to that paid on the Company's Convertible Series Preferred Shares.

DECOMA INTERNATIONAL INC.

50 Casmir Court
Concord, Ontario
Canada L4K 4J5
voice: 905-669-2888
fax: 905-669-5075


DECOMA

Outlook
We anticipate that North American vehicle production volumes will remain strong in the second quarter of 2002 based on current OEM production schedules. We remain cautious about vehicle production volumes in the second half of 2002 due to uncertainty about general economic conditions.

In Europe, Decoma's results are expected to continue to be impacted by weaker economic conditions. As a result, we anticipate a decline in European vehicle production volumes in 2002 relative to 2001.

Full Year 2002
The Company is assuming full year 2002 light vehicle production volumes of approximately 16.0 million units in North America, an increase of 3% from 2001, and European production volumes of approximately 16.2 million units, a decrease of 2% from 2001.

The Company expects full year 2002 average dollar content per vehicle to range between $81 to $85 in North America and to approximate $29 in Europe. Based on these production volumes and average dollar content per vehicle assumptions and anticipated tooling and other automotive sales, the Company expects its sales for the full year 2002 to range from $1,850 million to $2,000 million.

Expected diluted earnings per share for 2002, excluding other income, has been increased to $0.85 to $1.00.

The Company expects full year 2002 spending for fixed assets to approximate $120 million.

Second Quarter of 2002
With respect to the second quarter of 2002, the Company has assumed that North American vehicle production volumes will approximate 4.4 million units, up 4% from vehicle production volumes in the comparable 2001 period. The Company has assumed European vehicle production volumes of 4.2 million units, a decrease of 7% over the comparable 2001 period.

North American content per vehicle is expected to be in the range of $80 to $84 compared to $75 for the second quarter of 2001. European content per vehicle is expected to be in the range of $27 to $29 compared to $26 for the second quarter of 2001. Based on these assumptions, the Company expects its sales for the second quarter of 2002 to range from $490 million to $525 million, compared to actual sales of $485.4 million for the comparable prior year period.

Diluted earnings per share is expected to be in the range of $0.24 to $0.32.

DECOMA INTERNATIONAL INC.

50 Casmir Court
Concord, Ontario
Canada L4K 4J5
voice: 905-669-2888
fax: 905-669-5075


DECOMA

Decoma will hold a conference call to discuss the results for the first quarter of 2002 on Tuesday, May 7, 2002 at 1:00 p.m. EST. The dial-in numbers for the conference call are (416) 641-6448 and (877) 331-7860 for out of town callers with call-in required 10 minutes prior to the start of the conference call. The conference call will be chaired by S. Randall Smallbone, Executive Vice President, Finance and Chief Financial Officer, who will be joined by Alan J. Power, President and Chief Executive Officer, together with other members of the Decoma International Inc. senior management team. The conference call will be recorded and copies of the recording will be made available by request. The conference call will also be available by live webcast at www.newswire.ca/webcast and will be available for a period of 90 days.

This press release contains "forward looking statements" within the meaning of applicable securities legislation. Such statements involve important risks and uncertainties that may cause actual results or anticipated events to be materially different from those expressed or implied herein. These factors include, but are not limited to, risks relating to the automotive industry, pricing concessions and cost absorptions, reliance on major OEM customers, production volumes and product mix, currency exposure, environmental matters, new facilities, trade and labour relations, technological developments by the Company's competitors, government and regulatory policies, changes in the competitive environment in which the Company operates and the Company's ability to raise necessary financing. In this regard, readers are referred to the Company's Annual Information Form for the year ended December 31, 2001, filed with the Canadian securities commissions and as a report on Form 6-K with the United States Securities and Exchange Commission, and subsequent public filings, including Management's Discussion and Analysis of Results of Operations and Financial Position for the year ended December 31, 2001, contained in the 2001 Annual Report.

Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini-vans). Decoma has approximately 14,000 employees in 41 manufacturing, engineering and product development facilities in Canada, the United States, Mexico, Germany, Belgium, England, Japan, France and the Czech Republic.

For further information please contact S. Randall Smallbone, Executive Vice President, Finance and Chief Financial Officer of Decoma at (905) 669-2888 or (905) 760-3203.

DECOMA INTERNATIONAL INC.

Consolidated Balance Sheets

(Unaudited)

(U.S. dollars in thousands)	**As at March 31, 2002**	As at December 31, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 70,908**	$ 94,271
Accounts receivable	**304,205**	270,961
Inventories	**181,864**	187,014
Prepaid expenses and other	**14,286**	16,568
	571,263	568,814
Investments	**17,164**	16,909
Fixed assets, net	**484,299**	491,774
Goodwill, net (note 3)	**71,381**	71,516
Future tax assets	**9,194**	9,942
Other assets	**10,432**	10,204
	$1,163,733	$1,169,159
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank indebtedness (note 8)	**$ 124,979**	$ 159,959
Accounts payable	**190,700**	178,162
Accrued salaries and wages	**43,451**	42,983
Other accrued liabilities	**51,034**	38,896
Income taxes payable	**9,090**	9,734
Long-term debt due within one year	**7,552**	9,566
Debt due to Magna within one year (note 8)	**67,638**	76,008
	494,444	515,308
Long-term debt	**14,047**	17,942
Long-term debt due to Magna (note 8)	**87,506**	88,524
Convertible Series Preferred Shares, held by Magna (note 8)	**202,366**	199,956
Other long-term liabilities	**4,951**	4,287
Future tax liabilities	**45,740**	46,036
Shareholders' equity:		
Convertible Series Preferred Shares (note 7)	**24,271**	26,071
Class A Subordinate Voting Shares (note 7)	**167,860**	167,825
Class B Shares (note 7)	**30,594**	30,594
Retained earnings	**69,105**	49,768
Currency translation adjustment	**22,849**	22,848
	314,679	297,106
	$1,163,733	$1,169,159

See accompanying notes

DECOMA INTERNATIONAL INC.

Consolidated Statements of Income and Retained Earnings

(Unaudited)

	Three Month Periods Ended March 31	
(U.S. dollars in thousands, except per share figures)	**2002**	*[restated-see note 3]* 2001
Sales	**$ 497,148**	$ 444,050
Cost of goods sold	**399,512**	356,640
Depreciation and amortization	**19,528**	19,522
Selling, general and administrative (note 11)	**30,190**	27,679
Affiliation and social fees (note 11)	**7,795**	6,459
Operating income	**40,123**	33,750
Equity (income) loss	**(242)**	57
Interest expense, net	**3,204**	5,954
Amortization of discount on Convertible Series Preferred Shares	**2,146**	2,434
Other income, net (note 9)	**(3,874)**	-
Income before income taxes and minority interest	**38,889**	25,305
Income taxes	**14,996**	9,976
Minority interest	**-**	287
Net income	**$ 23,893**	$ 15,042
Financing charges on Convertible Series Preferred Shares and Subordinated Debentures, net of taxes	**$ (1,176)**	$ (1,373)
Net income attributable to Class A Subordinate Voting and Class B Shares	**22,717**	13,669
Retained earnings, beginning of period	**49,768**	-
Dividends on Class A Subordinate Voting and Class B Shares	**(3,380)**	(1,544)
Cumulative adjustment for change in accounting policy (note 3)	**-**	156
Retained earnings, end of period	**$ 69,105**	$ 12,281
Earnings per Class A Subordinate Voting or Class B Share		
Basic	**$ 0.34**	$ 0.27
Diluted	**$ 0.27**	$ 0.20
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)		
Basic	**67.6**	51.5
Diluted	**98.2**	81.5

See accompanying notes

DECOMA INTERNATIONAL INC.

Consolidated Statements of Cash Flows

(Unaudited)

	Three Month Periods Ended March 31	
(U.S. dollars in thousands)	**2002**	*[restated-see note 3]* 2001
Cash provided from (used for):		
OPERATING ACTIVITIES		
Net income	**$ 23,893**	$ 15,042
Items not involving current cash flows	**18,642**	21,264
	42,535	36,306
Changes in non-cash working capital	**(963)**	(4,938)
	41,572	31,368
INVESTING ACTIVITIES		
Fixed asset additions	**(12,889)**	(15,206)
Increase in investments and other assets	**(1,834)**	(2,040)
Proceeds from disposition of fixed and other assets	**11**	613
Proceeds from disposition of operating division, net (note 9)	**5,874**	-
Less remaining proceeds receivable (note 9)	**(478)**	-
	(9,316)	(16,633)
FINANCING ACTIVITIES		
(Decrease) increase in bank indebtedness	**(35,402)**	6,306
Repayments of long term debt, net	**(5,721)**	(7,963)
Repayments of debt due to Magna	**(7,770)**	(14,180)
Issuances of Class A Subordinate Voting Shares, net (note 7)	**35**	-
Repayments of debenture interest obligation	**-**	(1,055)
Dividends on Convertible Series Preferred Shares	**(2,976)**	(1,250)
Dividends on Class A Subordinate Voting and Class B Shares	**(3,380)**	(1,725)
	(55,214)	(19,867)
Effect of exchange rate changes on cash and cash equivalents	**(405)**	(447)
Net decrease in cash and cash equivalents during the period	**(23,363)**	(5,579)
Cash and cash equivalents, beginning of period	**94,271**	50,041
Cash and cash equivalents, end of period	**$ 70,908**	$ 44,462

See accompanying notes

1. **The Company**
   Decoma International Inc. ("Decoma" or the "Company") is a full service supplier of exterior vehicle appearance systems for the world's automotive industry. Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini vans).

2. **Basis of Presentation**
   The unaudited interim consolidated financial statements of Decoma have been prepared in U.S. dollars in accordance with Canadian generally accepted accounting principles ("GAAP"), except that certain disclosures required for annual financial statements have not been included. Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2001 (the Company's "annual financial statements") which were included in the Company's annual report to shareholders for the year then ended.

   The unaudited interim consolidated financial statements have been prepared on a basis that is consistent with the accounting policies set out in the Company's annual financial statements, except as described in note 3.

   In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring items, necessary to present fairly the financial position of the Company as at March 31, 2002 and the results of its operations and cash flows for the three month periods ended March 31, 2002 and 2001.

3. **Accounting Policy Changes**
   Foreign Currency Translation
   In December 2001, the Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 1650 "Foreign Currency Translation" ("CICA 1650"). Under CICA 1650, gains and losses arising on long-term monetary items denominated in a foreign currency are no longer deferred and amortized over the period to maturity. Instead, such gains and losses are recognized in income as incurred.

   The Company adopted the amendments to CICA 1650 effective January 1, 2002 with retroactive restatement to January 1, 2001. As a result of applying the amendments to CICA 1650, the Company increased opening retained earnings as at January 1, 2001 by $0.2 million. Net income was reduced by $0.5 million, basic and diluted earnings per share were each reduced by $0.01, and items not involving current cash flows were increased by $0.5 million, in each case for the three month period ended March 31, 2001.

   Selling, general and administrative expenses are net of income of $0.6 million resulting from foreign exchange in the three month period ended March 31, 2002 (loss of $0.5 million in the three month period ended March 31, 2001).

Goodwill and Other Intangible Assets
In August 2001, the CICA issued Handbook Section 1581 "Business Combinations" ("CICA 1581") and Handbook Section 3062, "Goodwill and Other Intangible Assets" ("CICA 3062").

CICA 1581 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. In addition, CICA 1581 provides new criteria to determine when acquired intangible assets should be recognized separately from goodwill.

CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets that meet the criteria for indefinite life. In accordance with CICA 3062, effective January 1, 2002, the Company has applied the recommendations contained therein prospectively without restatement of any comparative periods.

Upon adoption of the recommendations, the Company ceased recording amortization of existing goodwill. The Company does not have any intangible assets meeting the non-amortization criteria of CICA 3062. In accordance with CICA 3062 the Company has provided the following information related to the impact of the non-amortization method for goodwill:

(U.S dollars in thousands, except per share figures)	Three Month Period Ended March 31 2001
Net income, as reported	$ 15,042
Restatement to eliminate goodwill amortization, net of tax	1,067
Adjusted net income	$ 16,109
Adjusted earnings per Class A Subordinate Voting or Class B Share	
Basic	$ 0.29
Diluted	$ 0.22

Prior to the current standard coming into effect, goodwill impairment under Canadian GAAP was assessed based on the estimated future undiscounted cash flows for the business to which the goodwill relates. Under CICA 3062, goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. Under CICA 3062, an initial measurement of goodwill impairment must be completed by June 30, 2002. If this initial assessment indicates potential impairment, a final assessment of goodwill impairment must be completed by December 31, 2002 and any write down would be charged to opening retained earnings at January 1, 2002. Thereafter, goodwill must be assessed for impairment on an annual basis and any required write down would be charged against earnings.

The Company will perform an initial assessment for impairment under CICA 3062 based on the fair value of the Company's reporting units by June 30, 2002.

Stock-Based Compensation

In November 2001, the CICA issued Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". CICA 3870 requires that all stock-based awards granted to non-employees must be accounted for at fair value. The new standard also encourages, but does not require, the use of the fair value method for all stock-based compensation paid to employees. However, the fair value method does not have to be applied to option plans where the only choice is for the employee to pay the exercise price and obtain stock. The new standard only applies to awards granted after the adoption date. The Company has prospectively adopted CICA 3870 effective January 1, 2002 and has elected to continue accounting for employee stock options using the intrinsic value method. The adoption of CICA 3870 had no effect on the Company's reported earnings for the three month period ended March 31, 2002.

4. Cyclicality of Operations

Substantially all revenue is derived from sales to the North American and European facilities of the major automobile manufacturers. The Company's operations are exposed to the cyclicality inherent in the automotive industry and to changes in the economic and competitive environments in which the Company operates. The Company is dependent on continued relationships with the major automobile manufacturers.

5. Use of Estimates

The preparation of the unaudited interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited interim consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its unaudited interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

6. Contingencies

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

7. Capital Stock

Class and Series of Outstanding Securities

For details concerning the nature of the Company's securities, please refer to Note 11 "Convertible Series Preferred Shares" and Note 12 "Capital Stock" of the Company's annual financial statements.

The following table summarizes the outstanding share capital of the Company:

	Authorized	Issued
Convertible Series Preferred Shares (Convertible into Class A Subordinate Voting Shares)	3,500,000	3,500,000
Preferred Shares, issuable in series	Unlimited	-
Class A Subordinate Voting Shares	Unlimited	35,692,899
Class B Shares (Convertible into Class A Subordinate Voting Shares)	Unlimited	31,909,091

Class A Subordinate Voting Shares increased by $35,000 representing 6,000 shares in the current period as a result of the exercise of stock options.

Options and Convertible Securities

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and Convertible Series Preferred Shares issued and outstanding as at March 31, 2002 were exercised or converted:

	Number of Shares
Class A Subordinate Voting Shares outstanding at March 31, 2002	35,692,899
Class B Shares outstanding at March 31, 2002	31,909,091
Options to purchase Class A Subordinate Voting Shares	1,790,000
Convertible Series Preferred Shares, convertible at Cdn. $10.07 per share	14,895,729
Convertible Series Preferred Shares, convertible at Cdn. $13.20 per share	15,151,516
	99,439,235

The maximum number of shares reserved to be issued for stock options is 4,100,000 Class A Subordinate Voting Shares. The number of reserved but unoptioned shares at March 31, 2002 is 2,268,750. The total number of shares issued from exercised stock options, from the inception date of the plan, is 41,250.

In addition, the Company has reserved 1,000,000 Class A Subordinate Voting Shares for future issuances to the Decoma deferred profit sharing plan.

8. Debt

Credit Facility

At March 31, 2002 the Company had lines of credit totaling $333 million. Of this amount, $300 million is represented by an extendible, revolving credit facility that expires on May 30, 2002, at which time the Company may request further revolving 364-day extensions. The unused and available lines of credit at March 31, 2002 were approximately $195 million.

On May 3, 2002, the Company received confirmation from its principal bankers that the Company's $300 million extendible, revolving credit facility will, upon its expiry on May 30, 2002, be extended for a further 364 days under similar terms and conditions as the present facility.

Amounts Due to Magna

The liability amounts for the Series 1, 2 and 3 Convertible Series Preferred Shares are presented as long-term liabilities since Magna has indicated that it will not exercise its retraction rights related to these shares before July 31, 2003.

The Company's debt due to Magna consists of the following:

	March 31 2002	December 31 2001
Debt denominated in Canadian dollars (i)	**$ 37,653**	$ 37,604
Debt denominated in Euros and British Pounds (ii)	**117,491**	126,928
	155,144	164,532
Less due within one year	**67,638**	76,008
	$ 87,506	$ 88,524

Notes:

(i) The debt denominated in Canadian dollars arose on closing of the Global Exteriors Transaction. This debt initially bore interest at 7.5% and was repayable in 2001. The interest rate on this debt was subsequently renegotiated to 4.85% effective September 4, 2001, 3.1% effective January 1, 2002 and 3.6% effective April 1, 2002. The maturity date of this Cdn. $60 million debt has been extended to June 30, 2002.

(ii) The debt denominated in Euros and British Pounds bears interest at 7% to 7.5% and is repayable over the period to December 31, 2004.

9. Other Income, Net

On March 11, 2002, the Company completed the divestiture of one of its North American divisions. The division was engaged in the coating of automotive parts. The Company recorded other income of $3.9 million related to this transaction, representing the excess of sale proceeds over the carrying value of the fixed and working capital assets of this division and direct costs related to the transaction.

10. Segmented Information

The Company operates in one industry segment, the automotive exteriors business. As at March 31, 2002, the Company had 24 manufacturing facilities in North America and 10 in Europe. In addition, the Company had 7 product development and engineering centres.

The Company's European divisions are managed separately from the Company's North American divisions as a result of differences in customer mix and business environment. The Company's internal financial reports, which are reviewed by executive management including the Company's President and Chief Executive Officer, segment divisional results between North America and Europe. This segmentation recognizes the different geographic business risks faced by the Company's North American and European divisions, including vehicle production volumes in North America and Europe, foreign currency exposure, differences in OEM customer mix, the level of customer outsourcing and the nature of products and systems outsourced.

The accounting policies of each segment are consistent with those used in the preparation of the unaudited interim consolidated financial statements. Inter-segment sales and transfers are accounted for at fair market value. The following tables show certain information with respect to segment disclosures.

	Three Month Period Ended March 31, 2002			
(U.S. dollars in thousands)	**North America**	**Europe**	**Corporate**	**Total**
Sales	$369,625	$128,240	$ -	$497,865
Intersegment sales	(692)	(25)	-	(717)
Sales to external customers	$368,933	$128,215	$ -	$497,148
Depreciation and amortization	$ 13,754	$ 5,774	$ -	$ 19,528
Operating income (loss)	$ 43,653	$ (1,709)	$ (1,821)	$ 40,123
Equity income	$ (242)	$ -	$ -	$ (242)
Interest expense (income), net	$ 3,445	$ 4,934	$ (5,175)	$ 3,204
Amortization of discount on Convertible Series Preferred Shares	$ -	$ -	$ 2,146	$ 2,146
Other income	$ (3,874)	$ -	$ -	$ (3,874)
Fixed assets, net	$353,079	$131,220	$ -	$484,299
Fixed asset additions	$ 8,760	$ 4,129	$ -	$ 12,889
Goodwill, net	$ 44,331	$ 27,050	$ -	$ 71,381

	Three Month Period Ended March 31, 2001			
(U.S. dollars in thousands)	**North America**	**Europe**	**Corporate**	**Total**
Sales	$307,639	$137,419	$ -	$445,058
Intersegment sales	(1,008)	-	-	(1,008)
Sales to external customers	$306,631	$137,419	$ -	$444,050
Depreciation and amortization	$ 13,930	$ 5,592	$ -	$ 19,522
Operating income (loss)	$ 29,723	$ 5,560	$ (1,533)	$ 33,750
Equity loss	$ 57	$ -	$ -	$ 57
Interest expense (income), net	$ 7,267	$ 4,619	$ (5,932)	$ 5,954
Amortization of discount on Convertible Series Preferred Shares	$ -	$ -	$ 2,434	$ 2,434
Fixed assets, net	$355,915	$131,362	$ -	$487,277
Fixed asset additions	$ 11,194	$ 4,012	$ -	$ 15,206
Goodwill, net	$ 46,517	$ 27,918	$ -	$ 74,435

11. Comparative Figures

In addition to affiliation and social fees payable to Magna, the Company also pays Magna a negotiated amount for certain management and administrative services. Subsequent to the three month period ended March 31, 2001, the Company began reporting amounts paid to Magna for management and administrative services in selling, general and administrative expenses ("SG&A"). Affiliation and social fees continue to be shown separately in the consolidated statements of income. The comparative period amounts have been reclassified to conform with the current period's presentation. The cost of management and administrative services provided by Magna and included in SG&A totaled $0.9 million for the three month period ended March 31, 2002 ($0.9 million for the three month period ended March 31, 2001).

DECOMA INTERNATIONAL INC.

Management's Discussion and Analysis of Results of Operations and Financial Position

Three month periods ended March 31, 2002 and 2001

All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars unless otherwise noted. This MD&A should be read in conjunction with the Company's unaudited interim consolidated financial statements for the three month period ended March 31, 2002, included elsewhere herein, and the Company's consolidated financial statements and MD&A for the year ended December 31, 2001, each included in the Company's Annual Report to Shareholders for 2001.

OVERVIEW

North American vehicle production volumes in the first quarter of 2002 were strong relative to expectations at the beginning of the year. North American vehicle production volumes were 4.1 million units for the first quarter of 2002, an increase of 4% over the first quarter of 2001. Retail vehicle sales remained strong despite aggressive OEM incentive programs in the fourth quarter of 2001 which had a pull ahead effect on sales. As a result, actual vehicle production volumes for the first quarter of 2002 exceeded our earlier outlook.

Western European vehicle production volumes, on the other hand, were weaker in the first quarter of 2002. Western European vehicle production volumes were 4.3 million units, a decrease of 5% over the first quarter of 2001. The European market continues to be negatively impacted by lower consumer confidence and economic uncertainty.

Total sales grew to a record of $497.1 million in the three month period ended March 31, 2002, a 12% increase over the comparable prior year period, and diluted earnings per share were $0.27. Excluding other income, diluted earnings per share were $0.24 for the first quarter of 2002, an improvement of 20% over diluted earnings per share of $0.20 for the three month period ended March 31, 2001. Our sales and earnings growth was driven by strong performance in North America. European production sales, excluding Merplas, were down in the first quarter of 2002 compared to the first quarter of 2001 as were earnings. Merplas on the other hand, although still generating significant losses, has realized further improvements in the first quarter of 2002.

Our current outlook for North American vehicle production assumes that volumes will remain strong in the second quarter of 2002. However, we remain cautious about vehicle production volumes in the second half of 2002 due to uncertainty about general economic conditions. North American light vehicle production is estimated at 16.0 million vehicles for 2002, including second quarter 2002 vehicle production volumes of 4.4 million units. The full year outlook for 2002 represents a 3% increase over 2001 vehicle production volumes.

With respect to Western Europe, we expect that weaker economic conditions will continue to negatively impact vehicle production volumes. As a result, our outlook assumes Western European volumes will decline 2% for the full 2002 year compared to 2001. Western European vehicle production is estimated at 16.2 million vehicles for 2002, including second quarter 2002 vehicle production volumes of 4.2 million units.

RESULTS OF OPERATIONS

Comparative Period Amounts

Foreign Currency Translation
In December 2001, The Canadian Institute of Chartered Accountants ["CICA"] amended Handbook Section 1650 "Foreign Currency Translation" ("CICA 1650"). Under CICA 1650, gains and losses arising on long-term monetary items denominated in a foreign currency are no longer deferred and amortized over the period to maturity. Instead, such gains and losses are recognized in income as incurred.

The Company adopted the amendments to CICA 1650 effective January 1, 2002 with retroactive restatement to January 1, 2001. As a result of applying the amendments to CICA 1650, net income for the first quarter of 2001 was reduced to $15.0 million from the $15.6 million amount previously reported and diluted earnings per share for the first quarter of 2001 was reduced to $0.20 from the $0.21 amount previously reported (see note 3 to the unaudited interim consolidated financial statements included elsewhere herein).

North American Vehicle Production and Average Content per Vehicle
North American vehicle production volumes, as reported by the Company, have historically included medium and heavy trucks. Effective with the first quarter of 2002, North American vehicle production volumes, as reported by the Company, include light vehicles only and exclude medium and heavy trucks. The Company does not have a substantial amount of North American medium and heavy truck content, therefore, this change will improve the comparability of the Company's North American production sales with vehicle production volumes. North American vehicle production volumes continue to include light vehicles produced in Canada, the United States and Mexico. All comparative period North American vehicle production and average content per vehicle amounts have been restated to conform with the current period's presentation.

Western European vehicle production volumes, as reported by the Company, have historically excluded medium and heavy trucks.

United Kingdom

Although the Company's consolidated financial results were strong, they continue to be negatively impacted by the Company's Merplas facility which continues to incur substantial losses.

Merplas is located in the United Kingdom and supplies the new Jaguar X400 program. The segmented results of operations discussion in this MD&A separately discloses the results of Merplas from the Company's European operating segment. Given the magnitude of Merplas' start up losses, it is necessary to separately disclose Merplas in order to adequately explain the performance of the European operating segment.

Merplas' operating loss improved to $4.0 million in the three month period ended March 31, 2002 compared to $9.0 million, $6.4 million and $5.9 million in the three month periods ended June 30, 2001, September 30, 2001 and December 31, 2001, respectively. Merplas' operating loss in the first quarter of 2001 was $2.1 million as production on the Jaguar X400 program did not ramp up until the second quarter of 2001.

Further operational improvements at Merplas are expected. However, the longer term profitability of Merplas is largely dependent on filling the facility's open capacity. The Merplas facility is located on the Jaguar assembly plant campus in Halewood, England. This Jaguar assembly facility launched production in early 2001 and produces the new small Jaguar X400 vehicle. Merplas was awarded the X400 fascia, rocker panel and other exterior trim component programs. In addition, Merplas was awarded the Jaguar XK8 X100 fascia program assembled at another Jaguar United Kingdom assembly plant. The Merplas facility was built primarily to service the Jaguar Halewood assembly plant with some remaining capacity to service other future business opportunities. Annual volume estimates after ramp up on the X400 and X100 programs originally approximated 115,000 and 11,000 vehicles, respectively. Given Merplas' start up difficulties, the X400 rocker panel program was desourced and the X100 fascia program was temporarily outsourced to a Magna facility for most of 2001.

The X100 fascia program was returned to Merplas in the latter part of the three month period ended March 31, 2002. However, volumes on the Jaguar X400 program continue at levels that are below original estimates. In addition, although a number of small service part programs are operating at Merplas, other than the Jaguar business no significant additional production programs have been secured, at this point in time, to utilize Merplas' open capacity.

Jaguar is part of Ford's Premier Automotive Group. Although the Company's Jaguar business at Merplas is performing at less than desirable levels, the Company's other global business with Ford continues to perform well. Ford represents the Company's largest customer on a global basis accounting for 32.5% of total sales in the first quarter of 2002. The ongoing supply of product for the X400 program is an important factor in maintaining the Company's strong and profitable global relationship with Ford.

The Company continues to work aggressively on ongoing operational and administrative cost reduction efforts at Merplas. Considerable operational progress has been made over the last few quarters and further improvements are anticipated.

In addition, business that is currently outsourced at Sybex, the Company's other United Kingdom facility, is being reviewed for possible relocation to Merplas. Finally, the Company is actively pursuing new business for the United Kingdom and is continuing to review the allocation of existing and future business between Merplas and Sybex.

Three Month Periods Ended March 31, 2002 and 2001

Sales

	Three Month Periods Ended March 31,		%
	2002	2001	Change
Vehicle Production Volumes *[in millions]*			
North America	4.1	3.9	4%
Western Europe	4.3	4.5	(5%)
Average Content Per Vehicle *[U.S. dollars]*			
North America	$84	$73	15%
Europe	28	27	4%
Production Sales *[U.S. dollars in millions]*			
North America	$341.6	$284.2	20%
Europe			
Excluding Merplas	109.2	118.1	(8%)
Merplas	10.6	1.5	
Global Tooling Sales	35.7	40.3	(11%)
Total Sales	$497.1	$444.1	12%

North America

North American production sales grew by 20% to $341.6 million in the three month period ended March 31, 2002 from $284.2 million in the comparable prior year period. This increase was driven by growth in average North American content per vehicle. North American content per vehicle grew to approximately $84 compared to $73 for the first quarters of 2002 and 2001, respectively. The increase in content was driven by the acquisition of Autosystems on September 28, 2001 which added approximately $5 to North American content per vehicle; new takeover business including content on the General Motors GMT 820 C and D (Cadillac Escalade and Denali SUV) and GMT 830 (Suburban) programs; content on programs that launched during or subsequent to the first quarter of 2001 including the General Motors GMT 805 (Avalanche) and Ford U152 (Explorer) programs; and strong volumes on other high content production programs. These increases were partially offset by the translation of Canadian dollar sales into the Company's U.S. dollar reporting currency which negatively impacted North American production sales. The Canadian dollar weakened against the U.S. dollar by 4% for the three month period ended March 31, 2002 compared to the three month period ended March 31, 2001.

Increases in North American production sales were also driven by an increase in vehicle production volumes. Total North American light vehicle production for the first quarter of 2002 was 4.1 million units representing an increase of 4% from the 3.9 million vehicles produced in the first quarter of 2001.

Europe

European production sales, excluding Merplas, declined 8% to $109.2 million in the first quarter of 2002 compared to $118.1 million for the first quarter of 2001. Excluding Merplas, European content per vehicle was unchanged at $26 for the three month periods ended March 31, 2002 and 2001. Content growth from continuing strong DaimlerChrysler C Class production volumes, which is the Company's largest European production program, and the launch of new programs during or subsequent to the first quarter of 2001, including the BMW Mini program at Sybex, was offset by: lower volumes on other high content programs, including the Ford Mondeo program at the Company's Belplas facility in Belgium and lower Audi TT roof module sales. The translation of Euro and British Pound sales into the Company's U.S. dollar reporting currency also negatively impacted European production sales. The average exchange rate for the Euro and British Pound, each against the U.S. dollar, declined 5% and 2%, respectively, for the three month period ended March 31, 2002 compared to the three month period ended March 31, 2001.

European production sales, excluding Merplas, were also negatively impacted by lower vehicle production volumes. Western European vehicle production volumes declined 5% to 4.3 million units for the first quarter of 2002 compared to 4.5 million units for the first quarter of 2001.

Production sales at Merplas increased to $10.6 million in the first quarter of 2002 compared to $1.5 million in the first quarter of 2001 as production on the Jaguar X400 program did not ramp up until the second quarter of 2001. Including Merplas, European content per vehicle grew 4% to approximately $28 for the first quarter of 2002 compared to $27 for the first quarter of 2001.

Tooling

Tooling sales on a global basis decreased 11% to $35.7 million compared to $40.3 million for the first quarters of 2002 and 2001, respectively. The decline in tooling sales came in Europe where tooling sales for the first quarter of 2001 included amounts for the BMW Mini program at Sybex. Tooling inventory at March 31, 2002 includes a number of in-progress tooling programs that have not yet been completed and billed to customers.

Sales by Customer

North American sales, including tooling, accounted for approximately 74% of total sales for the three month period ended March 31, 2002. This compares to 69% for the comparable prior year period. The increase reflects the Company's strong content growth in North America and higher North American vehicle production volumes. The Company's three largest customers in North America were Ford, General Motors and DaimlerChrysler representing 37.4%, 34.1% and 14.8% of total North American sales, respectively, for the first quarter of 2002 (39.5%, 25.8% and 21.1% for the first quarter of 2001). The growth in General Motors sales reflects the acquisition of Autosystems and new take over business. The Company's largest North American production sales programs for calendar 2002 are expected to include the Ford U152 (Explorer) and EN114 (Crown Victoria and Grand Marquis) programs and the DaimlerChrysler RS (Minivan), LH (Concorde, Intrepid, 300M and LHS) and JR (Stratus and Sebring) programs.

The majority of production programs with the Asian automotive manufacturers operating in North America are within Decoma's exterior trim product range. Although the Company moulds fascias for three Honda programs, the majority of Asian OEMs currently manufacture their bumper systems in-house. However, this may change as bumper systems and modules grow in size and complexity and as Asian OEM capital equipment reinvestment is required.

European sales accounted for approximately 26% and 31% of total sales for the first quarters of 2002 and 2001, respectively. The reduction reflects a decline in European production volumes and North American content per vehicle growing at a faster rate than in Europe. The Company's three largest customers in Europe were DaimlerChrysler, Ford and the VW Group representing 41.9%, 18.5% and 9.4% of total European sales, respectively, for the first quarter of 2002 (40.6%, 17.5% and 10.1% for the first quarter of 2001). The Company's largest European production sales programs for calendar 2002 are expected to include the DaimlerChrysler C Class (W/S/CL203) and A Class (W168) programs, the Ford Mondeo and Jaguar X400 programs and the Opel Vectra program.

Decoma believes that it has strong European growth opportunities with Ford's Premier Automotive Group ("PAG") and with the VW Group. The PAG group of Ford brands includes Aston Martin, Jaguar, Land Rover and Volvo. Decoma intends to leverage its strong relationship with Ford in North America to gain greater access to PAG in Europe. With respect to the VW Group, we have been awarded new business which is expected to launch in the latter part of 2002 and 2003 and which will significantly increase our sales to the VW Group.

On a consolidated basis, the Company's three largest customers are Ford, General Motors and DaimlerChrysler accounting for 32.5%, 26.5% and 21.8% of global sales, respectively, for the first quarter of 2002 (32.7%, 19.5% and 27.1% for the first quarter of 2001).

Gross Margin
Gross margin as a percentage of total sales was substantially unchanged at 19.6% for the three month period ended March 31, 2002 compared to 19.7% for the three month period ended March 31, 2001.

Gross margins were positively affected by contributions from programs that launched during or subsequent to the first quarter of 2001 including the General Motors GMT 805 (Avalanche) and Ford U152 (Explorer) programs in North America and the BMW Mini program in Europe; contributions from new takeover business; improved performance at Polybrite, a North American exterior trim facility that experienced losses in the first quarter of 2001; and improved performance at Carplast/Toptech, one of the Company's German facilities which supplies the Audi TT roof module and a number of MAN truck programs. These improvements were offset by losses at Merplas, new program launch costs and other operating inefficiencies at the Company's Prometall facility in Europe and costs associated with readying the transfer of production at this plant to a new facility currently under construction, operating inefficiencies at the Company's Decotrim facility in Europe, lower volumes on the Ford Mondeo program in Europe, further OEM price concessions and, although contributing to gross margin, lower gross margin percentages at Autosystems.

Depreciation and Amortization
Depreciation and amortization costs were unchanged at $19.5 million for the first quarters of 2002 and 2001.

Effective January 1, 2002, Canadian generally accepted accounting principles ("GAAP") with respect to goodwill changed. As a result, effective January 1, 2002, the Company ceased recording amortization of goodwill (see note 3 to the Company's unaudited interim consolidated financial statements included elsewhere herein). Depreciation and amortization for the three month period ended March 31, 2001 includes goodwill amortization of $1.0 million.

Excluding goodwill amortization, depreciation and amortization increased by $1.0 million. This increase in depreciation and amortization expense reflects the ramp up of Merplas, additional depreciation expense from the Autosystems acquisition and the Company's continuing investment in capital equipment to support new production programs and facilities. As a percentage of sales, depreciation and amortization costs decreased to 3.9% for the first quarter of 2002 compared to 4.4% for the first quarter of 2001.

Selling, General and Administrative ("S,G&A")
S,G&A costs were $30.2 million for the first quarter of 2002, up from $27.7 million for the first quarter of 2001. This increase reflects additional S,G&A expense as a result of the Autosystems acquisition, the ramp up of Merplas, new credit facility costs and other costs to support the higher sales levels. As a percentage of sales, S,G&A decreased to 6.1% compared to 6.2% for the first quarters of 2002 and 2001, respectively.
Magna provides certain management and administrative services to the Company, including legal, environmental, immigration, administrative, tax, internal audit, treasury, information systems and employee relations services, in return for a specific amount negotiated between the Company and Magna. The Company is currently in discussions with Magna with respect to a formal agreement detailing these arrangements. Subsequent to March 31, 2001, the Company began reporting these amounts in S,G&A expense. Previously, these amounts were combined with affiliation and social fees

and reported as a separate line item on the consolidated statements of income. All comparative period amounts have been reclassified to conform with the current period's presentation. The cost of management and administrative services provided by Magna and included in S,G&A was unchanged at $0.9 million for the three month periods ended March 31, 2002 and 2001.

Affiliation and Social Fees

The Company is party to an affiliation agreement with Magna that provides for the payment by Decoma of an affiliation fee. The affiliation agreement:

- provides the Company with the right to identify itself as part of the Magna group of companies by granting to the Company a non-exclusive, world-wide licence to use trademarks which identify Magna and its goods, services and activities in order to identify the Company and its goods, services and activities as being affiliated with Magna;
- provides the Company with access to Magna's core operating principles and to new policies and programs adopted by Magna from time to time;
- provides the Company with access to Magna's senior management and makes available to the Company details of any new management techniques and incentive programs as well as all marketing materials to the extent they are made available generally to Magna's other affiliates; and
- as owner of the "Decoma" tradename and certain trademarks used by the Company, grants the Company a sole and exclusive world-wide licence (except as described in the next sentence) to use this tradename and trademarks. The Company may not sublicense such tradename and trademarks other than to its subsidiaries.

The affiliation fee is based on a specified percentage of consolidated net sales [as defined in the agreement]. The current affiliation agreement ends July 31, 2002 and will be automatically renewed for further one year terms unless terminated by the Company prior to June 30, 2002. The Company is of the view that it receives substantial benefits from its affiliation with Magna. The Company is currently in discussions with Magna with respect to the possible extension, renewal or replacement of the current affiliation agreement.

The Company pays Magna a social fee based on a specified percentage of consolidated pretax profits. Such fee represents a contribution to social and charitable programs coordinated by Magna on behalf of Magna and its affiliated companies, including Decoma. Decoma's corporate constitution specifies that the Company will allocate a maximum of 2% of its profit before tax to support social and charitable activities.

The affiliation and social fees payable to Magna for the first quarter of 2002 increased to $7.8 million from $6.5 million for the comparable prior year period. The increase in affiliation and social fees reflects the increases in net sales and pretax profits on which the affiliation and social fees are calculated, respectively.

Operating Income

[U.S. dollars in millions]	Three Month Periods Ended March 31, 2002	2001	% Change
Operating Income			
North America	$43.6	$29.7	47%
Europe			
Excluding Merplas	2.3	7.7	(70%)
Merplas	(4.0)	(2.1)	
Corporate	(1.8)	(1.5)	
Total Operating Income	$40.1	$33.8	19%

Total operating income grew by 19% which compares favourably to a 12% increase in total sales. Operating income of $40.1 million for the first quarter of 2002 increased by 15% over operating income for the first quarter of 2001, adjusted to eliminate goodwill amortization, of $34.8 million. Refer to the "Results of Operations – Depreciation and Amortization" section of this MD&A for further discussion regarding goodwill amortization.

North America

North American operating income increased to $43.6 million for the first quarter of 2002 from $29.7 million for the first quarter of 2001. This increase is the result of contributions from programs that launched during or subsequent to the first quarter of 2001 including the General Motors GMT 805 (Avalanche) and Ford (U152) Explorer programs; contributions from new takeover business; strong volumes on other high content production programs; the acquisition of Autosystems; improved performance at Polybrite which experienced losses in the first quarter of 2001; increased contributions as a result of the Company's ongoing continuous improvement programs; and the elimination of goodwill amortization. These improvements were partially offset by further OEM price concessions.

Europe

European operating income, excluding Merplas, decreased to $2.3 million for the first quarter of 2002 from $7.7 million for the comparable prior year period. The decline is a result of lower European production sales due to the decline in overall European vehicle production volumes and the decline in production volumes on certain high content programs including the Ford Mondeo program at Belplas. Operating income was also negatively impacted by operating inefficiencies at the Company's Prometall and Decotrim facilities. Action plans to address operating inefficiencies at these two facilities are in place and are being implemented. The Prometall facility was also negatively impacted by new program launch costs and costs associated with readying the transfer of production at this plant to a new facility currently under construction. Finally, costs associated with a European facility currently under construction to service a new VW Group program launching in the latter part of 2002 negatively impacted European operating income.

These declines were partially offset by improved performance at the Company's Carplast/Toptech operations in Germany; contributions from the launch of the new BMW Mini program at the Company's Sybex facility in the United Kingdom; and the elimination of goodwill amortization.

Merplas generated an operating loss of $4.0 million for the first quarter of 2002 compared to a loss of $2.1 million for the first quarter of 2001. Although the loss is significant, Merplas' performance continues to improve. The operating losses for the second, third and fourth quarters of 2001 were $9.0 million, $6.4

million and $5.9 million, respectively. Losses in the first quarter of 2001 of $2.1 million were lower as production on the Jaguar X400 program did not ramp up until the second quarter of 2001. Refer to the "Results of Operations – United Kingdom" section of this MD&A for further discussion regarding Merplas.

Equity Income (Loss)
Income from equity accounted investments, which includes the Company's 40% share of income earned by each of Bestop, Inc. ("Bestop") and Modular Automotive Systems, LLC, increased to $0.2 million for the first quarter of 2002 compared to a loss of $0.1 million for the first quarter of 2001. The increase is primarily attributable to higher sales of DaimlerChrysler Jeep Wrangler (TJ) accessories at Bestop and the cessation of goodwill amortization effective January 1, 2002. Refer to the "Results of Operations – Depreciation and Amortization" section of this MD&A for further discussion regarding goodwill amortization.

EBITDA
On a global basis, EBITDA, excluding other income, increased 12% to $59.7 million for the first quarter of 2002 from $53.3 million for the first quarter of 2001. EBITDA as a percentage of total sales was unchanged at 12.0% for the first quarters of 2002 and 2001.

The North American operating segment generated EBITDA of $57.4 million or 15.6% of North American sales for the first quarter of 2002. This compares favourably to EBITDA of $43.7 million or 14.3% of sales for the first quarter of 2001.

The European operating segment, excluding Merplas, generated EBITDA of $7.2 million or 6.2% of European segment sales, excluding Merplas, for the first quarter of 2002. This compares to EBITDA of $12.7 million or 9.6% of sales for the first quarter of 2001.

EBITDA at Merplas was a loss of $3.1 million for the first quarter of 2002 compared to a loss of $1.6 million for the first quarter of 2001. The Merplas EBITDA loss was substantially improved over the losses incurred in the second, third and fourth quarters of 2001 of $8.1 million, $5.3 million and $4.8 million, respectively. The EBITDA loss in the first quarter of 2001 of $1.6 million was lower as production on the Jaguar X400 program did not ramp up until the second quarter of 2001. Refer to the "Results of Operations – United Kingdom" section of this MD&A for further discussion regarding Merplas.

The Company has presented EBITDA as supplementary information concerning the cash operating earnings of the Company and because it is a measure that is widely used by analysts in evaluating the operating performance of companies in the automotive industry. The Company defines EBITDA as operating income (first quarter of 2002 - $40.1 million; first quarter of 2001 - $33.8 million) plus depreciation and amortization (first quarter of 2002 - $19.5 million; first quarter of 2001 - $19.5 million) based on the respective amounts presented in the Company's consolidated statements of income. However, EBITDA does not have any standardized meaning under Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers.

Interest Expense
Interest expense for the first quarter of 2002 was $3.2 million compared to $6.0 million for the first quarter of 2001. In June of 2001, the Company raised $111.1 million of net proceeds from the public offering of its Class A Subordinate Voting Shares (the "June 2001 Equity Offering"). The proceeds of the offering, along with cash generated from operations less capital and acquisition spending plus dividend requirements, were used to reduce debt. Total interest bearing net debt (including bank indebtedness, long-term debt including current portion, debt due to Magna including current portion and debenture interest obligation, less cash and cash equivalents) declined to $230.8 million at March 31, 2002 compared to $349.7 million at December 31, 2000. In addition to debt reduction, lower market interest rates resulted in reduced interest costs.

Amortization of Discount on Convertible Series Preferred Shares

The Company's amortization of the discount on the portion of the Convertible Series Preferred Shares classified as debt decreased to $2.1 million for the first quarter of 2002 from $2.4 million for the first quarter of 2001. The decrease reflects lower amortization as a result of the discount on the Series 2 Convertible Series Preferred Shares being fully amortized as of July 31, 2001.

Other Income

Other income of $3.9 million represents the gain on disposition of one of the Company's non-core North American operating divisions. This division's total sales for calendar year 2001 were $8.5 million. The disposition of this division is not expected to have a significant impact on the Company's consolidated future operating performance.

Income Taxes

The Company's effective income tax rate for the first quarter of 2002 decreased to 38.6% from 39.4% for the first quarter of 2001. The effective income tax rate improved as a result of reductions in Ontario statutory income tax rates, reduced non-deductible amortization of the discount on Convertible Series Preferred Shares, the cessation of goodwill amortization (refer to the "Results of Operations – Depreciation and Amortization" section of this MD&A for further discussion regarding goodwill amortization) which was substantially non-deductible for tax and the impact of other income in the first quarter of 2002. The effective tax rate on other income was 26.0%.

These improvements were partially offset by the impact of losses in the current period at Merplas and the Company's Decotrim facility in Belgium which were not tax benefited.

The Company's effective tax rate excluding other income was 39.9% in the first quarter of 2002.

Cumulative unbenefited tax loss carryforwards in the United Kingdom and Belgium total approximately $35 million and $5 million, respectively. These losses have no expiry date.

Minority Interest Expense

Minority interest expense was $0.3 million for the three month period ended March 31, 2001. In May 2001, the Company acquired the remaining 30% minority interest in its Mexican operations. Accordingly, minority interest in the first quarter of 2002 is nil.

Net Income

Net income for the first quarter of 2002 increased 59% to $23.9 million from $15.0 million for the first quarter of 2001. This increase is primarily attributable to higher operating income, lower interest costs and other income on the disposition of a non-core North American operating division.

Excluding other income, net income for the first quarter of 2002 was $21.0 million, an increase of 30% over net income for the first quarter of 2001, adjusted to eliminate goodwill amortization, of $16.1 million. Refer to the "Results of Operations – Depreciation and Amortization" section of this MD&A for further discussion regarding goodwill amortization.

Financing Charges

The deduction from net income of dividends declared and paid on the Convertible Series Preferred Shares (net of return of capital) increased to $1.2 million for the first quarter of 2002 compared to $0.5 million for the first quarter of 2001. The increase reflects the Series 4 and 5 Convertible Series Preferred Shares issued on completion of the acquisition of Magna International Inc.'s ("Magna") European exterior parts operations and Magna's 60% equity interest in Decoma Exterior Trim Inc. (collectively, the "Global Exteriors Transaction") on January 5, 2001.

Financing charges, net of income tax recoveries, related to the issuance of $90 million 9.5% Subordinated Debentures as partial consideration for the acquisition of Visteon Corporation's 49% minority interest in the Conix Group (the "Conix Transaction") on October 16, 2000 were $0.9 million in the three month period ended March 31, 2001. The charge to retained earnings, net of tax, reflects the accretion to face value of the present value of the principal portion of the Subordinated Debentures over their term to maturity. In June and November of 2001, the Subordinated Debentures were repaid. Accordingly, financing charges related to Subordinated Debentures were nil in the first quarter of 2002.

Earnings Per Share

Diluted earnings per share for the first quarter of 2002 were $0.27. Excluding other income, diluted earnings per share were $0.24. This represents a 20% increase over diluted earnings per share of $0.20 in the first quarter of 2001. The increase in diluted earnings per share is primarily due to the substantial increase in net income for the first quarter of 2002 compared to the first quarter of 2001. This increase was achieved despite a 16.7 million increase in the weighted average number of shares outstanding substantially all related to the June 2001 Equity Offering.

Diluted earnings per share, excluding other income, for the first quarter of 2002 of $0.24 increased 9% over diluted earnings per share for the first quarter of 2001, adjusted to eliminate goodwill amortization, of $0.22. Refer to the "Results of Operations – Depreciation and Amortization" section of this MD&A for further discussion regarding goodwill amortization.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flows for the Three Month Periods Ended March 31, 2002 and 2001

	Three Month Periods Ended March 31,	
[U.S. dollars in millions]	2002	2001
EBITDA		
North America	$57.4	$43.7
Europe		
Excluding Merplas	7.2	12.7
Merplas	(3.1)	(1.6)
Corporate	(1.8)	(1.5)
	59.7	53.3
Interest, cash taxes and other operating cash flows	(17.2)	(17.0)
Cash flow from operations	42.5	36.3
Cash invested in non-cash working capital	(1.0)	(4.9)
Fixed and other asset spending, net		
North America	(8.9)	(12.6)
Europe		
Excluding Merplas	(5.5)	(2.9)
Merplas	(0.3)	(1.1)
Proceeds from disposition of operating division, net	5.4	-
Dividends		
Convertible Series Preferred Shares	(3.0)	(1.3)
Class A Subordinate Voting and Class B Shares	(3.4)	(1.7)
Cash generated and available for debt reduction	25.8	11.8
Net decrease in debt	(48.8)	(16.9)
Foreign exchange on cash and cash equivalents	(0.4)	(0.5)
Net decrease in cash and cash equivalents	$(23.4)	$ (5.6)

Cash Flow From Operations
Cash generated from operations and proceeds from dispositions exceeded capital spending and dividend requirements by $25.8 million for the first quarter of 2002 compared to $11.8 million for the first quarter of 2001. The increase in cash generated and available for debt reduction is primarily the result of improved EBITDA, proceeds from the disposition of an operating division, lower capital spending and lower investments in non-cash working capital. These cash flow improvements were partially offset by increased dividends.

Cash invested in non-cash working capital was nominal in the first quarter of 2002 despite a 12% increase in total sales.

Investing Activities

Capital spending on a global basis totalled $14.7 million or 25% of EBITDA in the first quarter of 2002 compared to $16.6 million or 31% of EBITDA in the first quarter of 2001. The Company strives to keep its annual capital spending budget under 50% of EBITDA and will allocate capital within this limit in priority to those programs generating the greatest return on investment. In certain circumstances, the Company will spend greater than 50% of EBITDA in a particular year if a specific capital program is of longer term strategic importance and the returns over the life of the program justify the investment. Capital spending in the first quarter of 2002 was related to the construction of a European facility to service a new VW Group program launching in the latter part of 2002, newly awarded production contracts, required improvements and other process related expenditures.

North American capital spending of $8.9 million was 16% of North American EBITDA. European, excluding Merplas, capital spending of $5.5 million was 76% of European, excluding Merplas, EBITDA.

On March 11, 2002, the Company disposed of one of its non-core North American operating divisions. Total net proceeds were $5.9 million including $0.5 for working capital. Of this amount, $5.4 million was received in the first quarter of 2002 and the balance is expected to be received during the second quarter of 2002.

Given the economic uncertainties throughout 2001, wherever possible the Company eliminated or delayed planned capital spending. As a result, full year 2001 and first quarter 2002 capital spending, excluding acquisitions, of $73.2 million and $14.7 million, respectively, was well under the Company's 50% of EBITDA guideline. However, capital spending for the remainder of 2002 is expected to increase. Budgeted capital spending for 2002 is approximately $108 million. After increases for 2001 spending deferred to 2002, adjusted 2002 spending is $120 million. However, portions of this amount may be deferred to 2003 or eliminated altogether. This capital spending is primarily to support newly awarded production contracts, required improvements and other process related expenditures as well as spending related to three planned new facilities in Germany.

The Company has also approved the construction of a new paint line at an existing facility in Belgium to service a recent new business award. Capital spending for the new paint line will commence in 2002 with additional spending in 2003. We expect that the 2002 capital spending associated with this project can be contained within the above $120 million 2002 spending amount.

The Company is also exploring opportunities regarding a new operation in the southern United States. The majority of capital spending associated with this project will occur in 2003 and 2004 and is not included in the $120 million full year 2002 capital spending amount.

Management believes that cash balances on hand, existing unutilized credit facilities, possible future financings and internally generated cash from operations will be sufficient to meet all planned capital expenditure requirements.

Dividends

Dividends paid on the Company's Convertible Series Preferred Shares increased to $3.0 million for the first quarter of 2002 compared to $1.3 million for the first quarter of 2001. The increase reflects the issuance of the Series 4 and 5 Convertible Series Preferred Shares on completion of the Global Exteriors Transaction.

Dividends paid during the first quarter of 2002 on Class A Subordinate Voting and Class B Shares totalled $3.4 million. This represents dividends declared of U.S. $0.05 per Class A Subordinate Voting and Class B Share in respect of the three month period ended December 31, 2001.

Dividends paid during the three month period ended March 31, 2001 on Class A Subordinate Voting and Class B Shares totalled $1.7 million representing dividends declared of Cdn $0.06 in respect of the three month period ended October 31, 2000.

Subsequent to March 31, 2002, the board of directors of the Company declared a dividend of U.S. $0.05 per Class A Subordinate Voting and Class B Share in respect of the three month period ended March 31, 2002.

Financing Activities
Cash generated and available for debt reduction of $25.8 million and cash resources on hand were used to reduce debt by $48.8 million during the first quarter of 2002.

The Company continues to carry cash resources that have not been applied to debt reduction. As part of the introduction of a new pan-European cash pooling system in late 2001, the Company has been holding extra cash to ensure liquidity in the pool. In the first quarter of 2002, the Company was able to partially reduce its European cash and bank debt positions. In addition, given the multiple jurisdictions in which the Company operates, the Company is not always able to immediately apply the cash generated in one jurisdiction to debt held in another jurisdiction.

Consolidated Capitalization

The Company's net debt (including bank indebtedness, long-term debt including current portion, debt due to Magna including current portion and the liability portion of the Convertible Series Preferred Shares, less cash and cash equivalents) to total capitalization (including net debt and shareholders' equity), all as determined in accordance with Canadian GAAP, has improved to 58% at March 31, 2002 compared to 61% at December 31, 2001. The reduction in net debt to total capitalization was due primarily to income earned during the period and debt repayments with the excess of cash generated from operations and dispositions over capital spending and dividends.

The above net debt to total capitalization figures treat the liability portion ($202.4 million as of March 31, 2002) of the Convertible Series Preferred Shares as debt. The Series 1, 2 and 3 Convertible Series Preferred Shares are retractable by Magna after July 31, 2003 and the Series 4 and 5 Convertible Series Preferred Shares are retractable by Magna after December 31, 2003 and 2004, respectively. However, these instruments are also convertible into Decoma Class A Subordinate Voting Shares at a fixed conversion price of Cdn $10.07 for the Series 1, 2 and 3 Convertible Series Preferred Shares and Cdn $13.20 for the Series 4 and 5 Convertible Series Preferred Shares. The closing market price of the Company's Class A Subordinate Voting Shares on the Toronto Stock Exchange on April 29, 2002 was Cdn $18.30. As a result, it is possible that all, or a significant portion, of this debt will be settled with Class A Subordinate Voting Shares rather than cash. This would substantially improve the Company's net debt to total capitalization.

Unused and Available Financing Resources

At March 31, 2002 the Company had cash on hand of $70.9 million and $195 million of unused and available credit facilities. $175 million of the unused and available credit facilities represents the unused and available portion of the Company's $300 million extendible, revolving credit facility that expires on May 30, 2002. On May 3, 2002, the Company received confirmation from its principal bankers that the Company's $300 million credit facility will, upon its expiry on May 30, 2002, be extended for a further 364 days under similar terms and conditions as the present facility.

Debt that comes due in the next twelve months includes $67.6 million of debt due to Magna including $37.7 million due June 30, 2002 and $29.9 million due October 31, 2002.

In addition to the above unused and available financing resources, the Company sponsors a tooling finance program for tooling suppliers to finance tooling under construction for the Company. Under this program, the facility provider orders tooling from tooling suppliers and subsequently sells such tooling to the Company. The facility provider makes advances to tooling suppliers based on tool build milestones approved by the Company. On completion of the tooling the facility provider sells the tooling to the Company for an amount equal to cumulative advances. In the event of tooling supplier default, the Company will purchase in progress tooling for an amount approximating cumulative advances.

A number of Magna affiliated company's are sponsors under this facility. The maximum facility amount is $100 million and is available to individual sponsors on an uncommitted demand basis subject to individual sponsor sub limits. The Company's sub limit is $35 million. As at March 31, 2002, $0.7 million had been advanced to tooling suppliers under the Company's portion of this facility. This amount is included in accounts payable and accrued liabilities on the Company's March 31, 2002 consolidated balance sheet.

Off Balance Sheet Financing

The Company's off balance sheet financing arrangements are limited to operating lease contracts.

A number of the Company's facilities are subject to operating leases with Magna and with third parties. As of December 31, 2001, total operating lease commitments for facilities totaled $16.3 million for 2002 including $8.7 million under lease arrangements with Magna. For 2006, total operating lease commitments for facilities totaled $14.5 million including $8.3 million under lease arrangements with Magna. In certain situations, the Company has posted letters of credit to collateralize lease obligations.

Approximately 40% of the Company's aggregate facility square footage is owned and the balance is leased from Magna and third parties. Most of the Company's existing manufacturing facilities can be adapted to a variety of manufacturing processes without significant capital expenditures other than for new equipment.

The Company also has operating lease commitments for equipment. These leases are generally of shorter duration. As of December 31, 2001, operating lease commitments for equipment totaled $5.4 million for 2002. For 2006, total operating lease commitments for equipment totaled $1.9 million

Although the Company's consolidated contractual annual lease commitments decline year by year, existing leases will either be renewed or replaced resulting in lease commitments being sustained at current levels or the Company will incur capital expenditures to acquire equivalent capacity.

Return on Investment

Decoma defines after tax return on common equity as net income attributable to Class A Subordinate Voting and Class B Shares over shareholders' equity excluding Subordinated Debentures and the equity portion of Convertible Series Preferred Shares. After tax return on common equity was 30% for the year ended December 31, 2001. After tax return on common equity for the three month period ended March 31, 2002 was 31%.

As the Company strives to continue to reduce debt with cash generated from operations and potentially through future additional equity offerings, there will be downward pressure on after tax return on common equity. In addition, any future conversions of the Company's Convertible Series Preferred Shares into Class A Subordinate Voting Shares will result in a reduction in after tax return on common equity.

Each operating segment's return on investment is measured using return on funds employed. Return on funds employed is defined as earnings before interest and taxes divided by long term assets, excluding future tax assets, plus non cash working capital. Return on funds employed represents a return on investment measure before the impacts of capital structure. The Company views capital structure as a corporate, rather than operating segment, decision.

	Return on Funds Employed		Funds Employed	
[U.S. dollars in millions]	For the year ended December 31, 2001	For the three month period ended March 31, 2002	As at December 31, 2001	As at March 31, 2002
North America	25%	30%	$589.8	$567.1
Europe				
Excluding Merplas	14%	6%	170.0	167.0
Merplas	(53%)	(36%)	43.9	45.7
Corporate	-	-	(8.5)	9.6
Global	18%	20%	$795.2	$789.4

Return on funds employed improvement opportunities exist at Merplas and throughout the rest of Europe. Although Decoma does not expect the return on funds employed for the Company's European segment to improve to North American levels in the near to medium term, Decoma believes that there are opportunities to narrow the gap.

OUTLOOK

We anticipate that North American vehicle production volumes will remain strong in the second quarter of 2002 with some weakening in the second half of 2002 based on current OEM production schedules. We remain cautious about vehicle production volumes in the second half of 2002 due to uncertainty about general economic conditions.

In Europe, Decoma's results are expected to continue to be impacted by weaker economic conditions. As a result, we anticipate a decline in European vehicle production volumes in 2002 relative to 2001.

The Company's outlook for the full year 2002 and second quarter of 2002 is described below.

Full Year 2002

With respect to full year 2002, the Company has assumed that North American light vehicle production volumes will approximate 16.0 million units, an increase of 3% from vehicle production volumes in 2001. The Company has assumed Western European vehicle production volumes of 16.2 million units, a decline of 2% from vehicle production volumes in 2001.

North American content per vehicle is expected to be in the range of $81 to $85 compared to $76 for 2001. European content per vehicle for 2002 is expected to approximate full year 2001 content of $29. Based on these assumptions, the Company expects its sales for the full 2002 year to range from $1,850 million to $2,000 million, compared to actual 2001 sales of $1,815.9 million.

Diluted earnings per share, excluding other income and United Kingdom impairment charges, if any, is expected to be in the range of $0.85 to $1.00.

Second Quarter of 2002

With respect to the second quarter of 2002, the Company has assumed that North American vehicle production volumes will approximate 4.4 million units, an increase of 4% over vehicle production volumes in the comparable 2001 period. The Company has assumed Western European vehicle production volumes of 4.2 million units, a decrease of 7% over the comparable 2001 period.

North American content per vehicle is expected to be in the range of $80 to $84 compared to $75 for the second quarter of 2001. European content per vehicle is expected to be in the range of $27 to $29 compared to $26 for the second quarter of 2001. Based on these assumptions, the Company expects its sales for the second quarter of 2002 to range from $490 million to $525 million, compared to actual sales of $485.4 million for the comparable prior year period.

Diluted earnings per share, excluding United Kingdom impairment charges, if any, is expected to be in the range of $0.24 to $0.32.

NEW ACCOUNTING PRONOUNCEMENTS

Goodwill

In August 2001, the CICA issued Handbook Section 1581, "Business Combinations" ["CICA 1581"] and Handbook Section 3062, "Goodwill and Other Intangible Assets" ["CICA 3062"]. CICA 1581 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. In addition, CICA 1581 provides new criteria to determine when an acquired intangible asset should be recognized separately from goodwill.

CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets, which meet the criteria for indefinite life, beginning with fiscal years starting after December 15, 2001. In all cases, the standard must be adopted at the beginning of a fiscal year. As a result, the Company ceased amortizing goodwill effective January 1, 2002. Refer to the "Results of Operations – Depreciation and Amortization" section of this MD&A for further discussion regarding goodwill amortization.

Under CICA 3062, goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets including goodwill. Previously, goodwill impairment was assessed based on the estimated future undiscounted cash flows for the business to which the goodwill relates.

Under CICA 3062, an initial measurement for goodwill impairment must be completed by June 30, 2002. If this initial assessment indicates potential impairment, a final assessment of goodwill impairment must be completed by December 31, 2002 and a resulting write down would be charged to opening retained earnings at January 1, 2002. Thereafter, goodwill must be assessed for impairment on an annual basis and any required write down would be charged against earnings.

Goodwill at March 31, 2002 includes $11.9 million related to the Company's United Kingdom reporting unit. The assessment of impairment with respect to this United Kingdom goodwill is subject to significant estimate and measurement uncertainty. When assessing goodwill impairment, the Company will also have to consider the potential impairment of deferred preproduction expenditures. The Company's Merplas operation has deferred preproduction expenditures of $8.3 million at March 31, 2002. A write down, if any, with respect to deferred preproduction expenditures would be charged against income.

The Company will perform an initial assessment for impairment under new CICA 3062 based on the fair value of the Company's reporting units by June 30, 2002. With respect to the Company's United Kingdom reporting unit, such assessment will consider forward looking assumptions regarding the impact of improvement plans on current operations, insourcing and other new business opportunities, and program price and cost assumptions on current business.

FORWARD LOOKING STATEMENTS

The contents of this MD&A contain statements which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. The words "estimate", "anticipate", "believe", "expect", and similar expressions are intended to identify forward-looking statements. Such forward-looking information involves important risks and uncertainties that could materially alter results in the future from those expressed in any forward-looking statements made by, or on behalf of, the Company. These risks and uncertainties include, but are not limited to, specific risks relating to the automotive industry which could impact the Company including without limitation, pricing concessions and cost absorptions, reliance on major OEM customers, production volumes and product mix, currency exposure, environmental matters, new facilities, trade and labour relations, technological developments by the Company's competitors, government and regulatory policies, changes in the competitive environment in which the Company operates and the Company's ability to raise necessary financing. In addition, forward-looking statements with respect to the performance of Merplas and the recoverability of the Company's United Kingdom investments are subject to significant risk and uncertainty. Persons reading this MD&A are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such forward-looking statements readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. The Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.